K&L GATES LLP HEARST TOWER 47TH FLOOR 214 NORTH TRYON STREET CHARLOTTE, NC 28202 T 704.331.7400 F 704.331.7598 klgates.com

June 5, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:	Mara L. Ransom
Dietrich King
Liz Walsh

Re:	ZBB Energy Corporation
Registration Statement on Form S-3
Filed March 20, 2014
File No. 333-194706

Ladies and Gentlemen:

On behalf of ZBB Energy Corporation (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated May 20, 2014, with respect to the registration statement on Form S-3 (File No. 333-194706) (the “Registration Statement”). Below we have noted the Staff’s comment in bold face type followed by the Company’s response in regular type.

1.
We note your response to comment 2 in our letter dated April 9, 2014. Please show us how you determined that non-affiliates beneficially owned 23,022,333 shares as of March 20, 2014. Please be detailed in your response, and please specifically address shares beneficially owned by your directors and officers as well as shares beneficially owned by persons that you know beneficially own more than 5% of your shares.

The Company determined that non-affiliates beneficially owned approximately 23,022,333 shares of the Company’s outstanding common stock as of March 20, 2014, as follows:

	Number of Outstanding Shares Owned	Total Shares
Total outstanding shares:		24,055,216
Less:Shares beneficially owned affiliates:
Richard A. Abdoo	197,970
Eric C. Apfelbach	30,162
Manfred E. Birnbaum	50,550
Kevin A. Dennis	7,262
Paul F. Koeppe	511,785
Daniel A. Nordloh	4,000
James H. Ozanne	51,862
Jeffrey A. Reichard	83,130
Anthony J. Siebert	0
Charles W. Stankiewicz	20,620
Theodore Stern	75,540
Dilek Wagner	0
Total affiliate shares:		1,032,881
Total outstanding shares owned by non-affiliates:		23,022,335

U.S. Securities and Exchange Commission
June 5, 2014

The Company has subsequently determined that it erroneously omitted from the above calculation 617,187 shares acquired by Theodore Stern on March 19, 2014 upon the exercise of warrants.  Mr. Stern beneficially owned 692,727 shares as of March 20, 2014.  The additional shares issued to Mr. Stern increased the total number of shares outstanding and the total number of shares beneficially owned by affiliates as of March 20, 2014 by 617,187 shares, but did not change the number of outstanding shares beneficially owned by non-affiliates as of March 20, 2014.  The following shows the corrected calculation:

	Number of Outstanding Shares Owned	Total Shares
Total outstanding shares:		24,672,403
Less:Shares beneficially owned by affiliates:
Richard A. Abdoo	197,970
Eric C. Apfelbach	30,162
Manfred E. Birnbaum	50,550
Kevin A. Dennis	7,262
Paul F. Koeppe	511,785
Daniel A. Nordloh	4,000
James H. Ozanne	51,862
Jeffrey A. Reichard	83,130
Anthony J. Siebert	0
Charles W. Stankiewicz	20,620
Theodore Stern	692,727
Dilek Wagner	0
Total affiliate shares:		1,650,068
Total outstanding shares owned by non-affiliates:		23,022,335

The Company also noted that there was a discrepancy of 2 shares between the number of shares held by non-affiliates as reported in the prospectus (23,022,333) and the actual number of shares held by non-affiliates as reflected in the above calculation (23,022,335).  As such and based on the revised calculation above, the Company undertakes to revise the second paragraph of the facing page of the form of prospectus that it files pursuant to Rule 424 of the Securities Act of 1933, as amended (the “Securities Act”), as follows:

Our common stock trades on the NYSE MKT under the symbol “ZBB”.  As of March 20, 2014, the aggregate market value of our outstanding common stock held by non-affiliates was $75,973,706 based on 24,672,403 shares of outstanding common stock, of which 23,022,335 shares are held by non-affiliates, and a per share price of $3.30 which was the closing sale price of our common stock as quoted on the NYSE MKT on March 12, 2014.  We have sold securities with an aggregate market value of $16,120,330 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

No other changes are required to update the Registration Statement or prospectus.

For purposes of the above calculation and determining the Company’s eligibility to conduct a primary offering under General Instruction I.B.1. to Form S-3, the Company examined the definition of “affiliate” set forth in Rule 405 of the Securities Act and determined that the Company’s “affiliates” consisted solely of all of its directors and executive officers.  Consequently, the above calculations reflect the exclusion of all outstanding shares beneficially owned by the Company’s directors and executive officers as of March 20, 2014.

U.S. Securities and Exchange Commission
June 5, 2014

The Company determined that Marathon Capital Management, LLC (“Marathon Capital”), the only investor known by the Company to beneficially own more than 5% of its common stock, was not an affiliate of the Company as of March 20, 2014.  The term “affiliate” is defined in Rule 405 under the Securities Act as a “person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with” an issuer.  The term “control” is defined in Rule 405 as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The concept of “control” has been the subject of administrative and judicial opinions.  The Staff has historically taken the position that the determination of “control” status is dependent on the facts and circumstances involved and has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer.  See, e.g., First General Resources Co., SEC No-Action Letter, [1988-89 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78,251 at 78,253 (Aug. 23, 1988) (“The Division has historically declined to express any view on the affiliation of any person to an issuer of securities on the ground that the question is a matter of fact best determined by the parties and their advisors.”)  The governing case law similarly does not provide definitive standards for determining whether a person is in “control” of an issuer.  Consequently, resolution of the issue requires consideration of the definition of “control” under Rule 405 of the Securities Act in light of the specific facts and circumstances of each case.

The power of control can come from stock ownership, management responsibility, or business or personal relationships.  The Commission has stated that “a person’s status as an officer, director or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person.”  Rather, a person’s status as such is only one fact that must be considered in light of other relevant facts and control indicia, including whether a person has the means, “direct or indirect, to direct or cause the direction of the management and policies of the issuer, whether through the ownership of voting securities, by contract or otherwise.”  American Standard, SEC No-Action Letter, [1972-1973 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 79,071, at 82,313 (Oct. 4, 1972).  The courts have used the same standard.  See SEC v. Netelkos, 529 F. Supp. 906, 913-15 (S.D.N.Y. 1984).  The Commission also relies on traditional factors for identifying control: (1) stock ownership; (2) management responsibility and (3) business and personal relationships.  See, e.g., Beer &  Co., 35 S.E.C. 530 (1954).

Based on the Schedule 13G/A (the “Schedule 13G”) filed by Marathon Capital on January 23, 2014, Marathon Capital was the beneficial owner of 2,832,430 shares, or approximately 11.5%, of the Company’s outstanding common stock on March 20, 2014.  Of those shares, however, Marathon Capital reported in the Schedule 13G that it had voting power over only 417,500 shares, or approximately 1.7%, of the Company’s outstanding common stock on March 20, 2014.  Several of the Company’s directors (i.e., Paul F. Koeppe and Theodore Stern) each had voting power over larger blocks, and the Company’s directors and executive officers as a group had voting power over a significantly larger block, of the Company’s shares than Marathon Capital.  Consequently, Marathon Capital could not be in a “control” relationship with the Company absent additional control indicia, which do not exist.

U.S. Securities and Exchange Commission
June 5, 2014

Neither Marathon Capital nor any of its representatives serves, or has ever served, as an officer or director of the Company.  Marathon Capital does not possess the power, directly or indirectly, to elect or designate any officers or directors of the Company, and none of the officers or directors of the Company have any relationship with Marathon Capital.  Moreover, neither Marathon Capital nor any of its representatives has the ability, by relationship, contract or otherwise, to affect the management or policies of the Company.  To the Company’s knowledge, Marathon Capital holds its shares of Company’s common stock as a passive investor.  In the Schedule 13G, Marathon Capital certified that its shares of the Company’s common stock were “acquired in the ordinary course of business and were not acquired for the purpose of an do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.”  Finally, there are no other control indicia with respect to Marathon Capital--there are no familial relationships, no debtor-creditor relationships nor any other business relationships between the Company and Marathon Capital.

Based on the foregoing, the Company believes that Marathon Capital does not possess the means, direct or indirect, to direct or cause the direction of the management and policies of the Company and is therefore not an affiliate of the Company.  Accordingly, the Company respectfully submits that the shares held by Marathon Capital should not be excluded for purposes of determining the number of shares beneficially owned by non-affiliates as of March 20, 2014 for purposes of the $75 million public float requirement of Instruction I.B.1. to Form S-3.

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U.S. Securities and Exchange Commission
June 5, 2014

We appreciate your time and attention to the Company’s responses to the Staff’s comments.  Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:           Eric C. Apfelbach, President and Chief Executive Officer
Dilek Wagner, Vice President of Finance and Secretary